RALLY

Bill of Sale

As of April 5, 2021

This bill of sale (the “Bill of Sale”) records the purchase between RSE Archive, LLC (“Purchaser” or “us”) and Goldin Auctions (“Seller”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”). This Bill of Sale may be modified or amended only with the prior written consent of Purchaser.

Asset:	#00BRADY2
Description:	2000 SP Authentic #118 Tom Brady Rookie Card graded BGS PRISTINE 10
Total Acquisition Cost:	$ 312,000.00
Consideration: Cash (%) Equity (%) Total	$ 312,000.00 (100%) $ 0 (0%) $ 312,000.00 (100%)